EXHIBIT 99.1

Student Transportation Inc. to Hold Fourth Quarter and Fiscal Year 2015 Results Conference Call and Webcast

BARRIE, Ontario, Sept. 8, 2015 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (NASDAQ:STB), North America's largest independent school transportation provider, announced it will hold an analyst conference call and live audio webcast on Tuesday, September 15, 2015 at 11:00 a.m. (ET) to discuss its results for the fourth quarter and fiscal year 2015 ended June 30, 2015.

A news release announcing STI's results will be issued prior to the call on Monday, September 14.

The call will be hosted by Denis Gallagher, Chief Executive Officer, and Patrick Walker, Executive Vice President and Chief Financial Officer. Following management's presentation, there will be a brief question and answer session for analysts and institutional investors.

The call can be accessed in the United States by dialing 1-877-561-2750 and International callers can access it by dialing 1-763-416-8565. The live audio webcast will be available at www.rideSTBus.com.

To access the rebroadcast for up to 30 days, visit www.rideSTBus.com.

About Student Transportation

Founded in 1997, Student Transportation Inc. (STI) is North America's most trusted provider of student transportation solutions, operating nearly 13,000 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation, management, logistics and technology solutions to a wide range of customers throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "should," "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: Investor Contacts:

         Patrick Walker
         Chief Financial Officer

         Doug Coupe
         Director of Communications & Investor Relations
         843.884.2720
         dcoupe@ridesta.com